Curtiss Motorcycles

Hardware Technology Sustainability Leisure B2C

The Curtiss of Motorcycles

CURTISSMOTORCYCLES.COM BIRMINGHAM





Curtiss formed to lead the growing premium all-electric motorcycle market.

H Matthew Chambers CEO & Chairman of the Board @ Curtiss Motorcycles

Why you may want to support us...

1. Sold over 1,000 high-end production motorcycles to high-net-worth individuals around the world.
2. All-Electric Zeus Concept Prototype named "Most Innovative Motorcycle" at the prestigious 2018 Quail Motorcycle Gathering
3. 30 years experience pre-selling, designing, and building high-end luxury motorcycles.
4. Direct-to-consumer sales and distribution model
5. 125K+ Facebook Followers
6. 33,100+ Instagram Followers
7. Curtiss is built upon a foundation of simplicity with sustainability as our cornerstone. We are the first luxury motorcycle brand. We intend to dominate, long-term, this niche market which we are creating.

Why investors ❤ us

WE'VE RAISED $2,458,423 SINCE OUR FOUNDING



The new god of electric motorcycles.

Eric Brandt

Auto Journalist for The Drive, Oversteer, Autotrader, and KBB



Looking forward to some great machines!

Oscar Dave Dimas Rodriguez



I've been a loyal HD customer for 45 years & I've come to realize that they just don't get it! HD is too big to enter in to a market they've never dealt with before.

Rick Smith

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jay Etheridge

CFO

25+ years experience in finance with startup companies



Paul Adams

Partner Relations

25+ years of experience in the motorcycle sales, service, and public relations

JT Nesbitt

Design

Paul Ogilvie

Powertrain Development



Jordan Cornille

Design

Award-winning motorcycle designer. Graduate of Detroit's prestigious College of Creative Studies.

Jason Reddick

Manufacturing

Pam Miller

Admistration



H Matthew Chambers

CEO & Chairman of the Board

30-year veteran of the luxury automotive and motorcycle industry.

Lee Peak
Procurement

Vinay Valleru
Engineering

Pam Miller

In the news

Downloads

Curtiss Vision 2020 v1.pdf

The Time is Now



When we began exploring battery electric motorcycling over seven years ago, the technology was clearly premature. Batteries were too heavy. Range was too limited. Motors couldn't stir the soul. However, we knew that each of these problems was a temporary one. So we quietly got to work.

We've been patiently waiting for this moment. The moment when technology has finally risen to the challenge. The moment when the industry heavyweights are finally waking up to this exciting (and inevitable) future. The moment when the market is still tiny, but it won't be for long. A new golden age of motorcycling is upon us. We think we are the natural leader of this new golden age.

As EV Technology Advances, So Do We



With unprecedented global investment in battery electric technology, the pace of innovation within our supply chain is truly remarkable. Barriers like long charging times, short range, and limited power output are falling quickly—making the Curtiss Motorcycle experience increasingly attractive.

Sneak Peek: Zeus Prototype Testing


CURTISS ZEUS CONCEPT PROTOTYPE
—POWERTRAIN TESTING—

For Us, Electric Motorcycles Are Not a Side Project.



Unlike traditional brands like Harley-Davidson, Honda, BMW, and KTM, we don't have a portfolio of gas-powered motorcycles (and their associated factory overhead) to protect. Our balance sheet is clear of such burdens, which frees us to pursue the best and finest solutions to sustainable motorcycling without regard to the inevitable disruption to revenue from gas-powered product lines.

Where others might water down their electric products to shield their current products from increasingly superior battery electric technology, we'll hold back nothing to deliver our customers the best electric motorcycle experience imaginable.

DreamMaker


Select Your Power Style
NEXT

DreamMaker, our upcoming digital configurator tool, will afford each Curtiss man and woman the opportunity to design the individual aesthetic and dynamic riding experience of his or her dreams.

Curtiss Zeus Radial V8





Letter from the Founder

We have designed 15 unique iconic architectures for release over the next 24 months. Each will be a distinct Hot Rod God, beginning with Zeus, Hera and Hades. Based upon 30 years designing and crafting some of America's most desirable motorcycle experiences, each of these new models has been thoroughly analyzed over the past 8 years to nail the aesthetic look of American pure luxury motorcycle form and to ride like that proportionate, detailed and beautiful look.

Great American style as a perfect mix of classicism and avant-gardism is being readied for commission, each example as pure luxury; No compromise!

Our market, which we are creating, is small. So are we.

We expect this market to grow rapidly, and us along with it.

Curtiss is strong, and will get stronger with age.

Hence, our work honors the cornerstone of our enterprise foundation, sustainability; own a business that is built from the inside outward and onward to last for the ages.

Matt Chambers

CEO

Join Us



With every $1 you invest, you'll receive 5 shares of Curtiss Motorcycle Company stock (CMOT). As the market for electric motorcycles continues to grow, we intend to grow along with it, ultimately taking the company public on NASDAQ.

Our small scale, focused intensity, and deep industry experience position us perfectly to lead this exciting new era in motorcycling. Every dollar that we raise here will accelerate our rapid fire product cadence. It's going to be a fun ride, so we hope you'll join us.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Curtiss formed to lead the growing premium all-electric motorcycle market.

Where will your company be in 5 years?

We aim to lead the future of pure luxury sustainable motorcycling. We monopolize the top 5% of the market long-term. We begin in the US with the 201 horsepower Zeus. We plan to develop 14 additional unique Iconic architectures as new models over 24 months each as heavyweight 201 horsepower variants, middleweight 99 horsepower variants and 49 horsepower lightweight variants. Simultaneously, we plan to expand our distribution throughout the globe.

What is Curtiss?

Curtiss is the first and only luxury motorcycle brand formed to lead the growing premium all-electric motorcycle market.
Our cornerstone principle is sustainability. This means each Curtiss machine is emission free, is designed to a timeless no obsolescence mandate, is overbuilt to an ageless no fatigue sustainability and is infinitely upgradeable and customizable to an individual dream bike specification. Our dream is to make our clients dream heirloom.

What are your goals with this company?

Our goals are simple and clear:
—Pre-sell 9,000,000 USD of Curtiss motorcycles on or before 2/20/2020.
—Begin production of Curtiss motorcycles with best and finest hand-made quality on or before 2/20/2020 at 40% gross margin.
—Uplift to NASDAQ on or before 2/20/2021.
—Grow to 24,000,000 USD, 45,000,000 USD, 90,000,000 USD and 125,000,000 USD of motorcycle sales in 2021, 2022, 2023 and 2024, respectfully.
—Monopolize the top 5% of the market, long-term.

And why do people want a battery electric motorcycle?

Because in the case of the Curtiss motorcycle, they are sexy, beautiful, approachable and easy to ride. Most importantly, they are FUN.

Where do you see Curtiss fitting among other quality/luxury brands that are getting into battery electric, and why are you so well positioned to capture the upper end of that demand for an electric bike?

Curtiss is inventing the luxury motorcycle category. This small niche is no more than 5% of the total market. First year sales are estimated to be 9,000,000 USD. This matches our present bandwidth. Serendipitously, we learned creating avant garde, primitivism for 20 years what we now apply to proportionately beautiful classicism with a hint of avant gardism. Curtiss was formed for this challenge at this time.

What is your plan for competing with Harley-Davidson as they come into the market?

We are going to create and monopolize the very top 5% of an all new pure luxury market for motorcycling. Our work will be accretive for all. We timed our market entry with the Harley Livewire to make Curtiss market awareness thriftier.
The Curtiss Zeus will be to the Livewire as the Porsche 911 is to the Mustang; it is not a competition.

How did Curtiss get started and then become focused on electric bikes?

I founded the company about 30 years ago upon the idea that we could take the mantle of American rebellion away from Harley Davidson by making a higher-performance motorcycle deeply committed to being the best and finest example of Mr. Curtiss' American V-Twin invention. The idea was akin to being what AMG is to Mercedes Benz. We proved to be very good at design and engineering, creating 8 distinct model offerings over 20 years. The process taught the key lesson; how to make an honest Curtiss motorcycle.
Our past 8 years have focused on this. We are now poised to build 15 distinct models in 24 months featuring 3 power outputs as heavyweight, middleweight and lightweight model Curtiss motorcycles, each modular in production featuring our proprietary high-technology powertrain innovations. These motorcycles will be offered as pure luxury.Our previous work can best be described as avant-garde primitivism. The anachronistic nature of the effort meant it would remain intragenerational and too niche given the mandated luxury price tag. Inadvertence and serendipity brought us to this glorious moment. Hallelujah!

How do you measure progress as a company?

We're a pre-seller, so we are a demand-pull, yin-based enterprise. Our measure, internally, is based on how successful we are at pre-selling Curtiss motorcycles.

What has your revenue been like the past couple of years?

Approximately 3,000,000 USD,

What makes your bikes unique in a world where there will be more offerings of electric?

Curtiss is pure luxury. We plan to create our own top 5% market universe. Curtiss will offer a range of products that optimizes each classic form of motorcycle iconography. Each will be designed for perfect proportionate beauty. Every detail of hand craftsmanship will be highest level. Technology will be the best and infinitely upgradeable. There will be no compromise. We will not compete; we will dominate our own small thriving niche.

What are the steps for bringing customers to Curtiss and launching very innovative products to the world?

Our vision is to be a world leading online pre-seller of highest level luxury motorcycles and related apparel and accessories. We have a 30-year history focused on this approach to the market. We have planned a highly sophisticated and luxurious apparel backdrop to the Curtiss experience, initially partnering with Marsell in Milan and Katayama in Tokyo as our first two makers of the Curtiss apparel line. We are thinking in terms of "mod" and "rocker", with Marsell interpreting the mod look. Isamu Katayama would interpret the classic rocker look. There is a contextual capability, so if you come to us and say, "I want to ride Curtiss," We can accommodate you with the right boots, jackets, t-shirts et cetera to perfectly suit your unique sense of style and good taste. It's more than just the motorcycle that is the world's most sophisticated -- it's you.

What percentage of motorcycle owners are female?

It's 13% and growing. We are encouraged by the reaction of females to Curtiss form language, quality, style and technology.

What keeps you up at night about the company and the future of it?

Honesty. An honest Curtiss motorcycle is timeless; forever classic. There can exist no obsolescence and no fatigue. No Compromise. Not a small order.

Is there anything we didn't cover that you want to be sure you get across?

Mr. Curtiss invented the American V-twin, the W-triple and the V-8 motorcycle. He was the world's speed record holder for most of his adult life. He co-invented flight. The controls in modern aircraft were envisioned and created by him. He was the first licensed pilot and the first pilot to fly while a missile was shot from his plane. He is the greatest founder a motorcycle company could have. His genius, daring and zeal for innovation and creativity is the inspiration fueling Curtiss Motorcycle Company, Inc; CMOT.

Financials

Curtiss Motorcycles has financial statements ending March 31 2018. Our cash in hand is $247,346.87, as of July 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $38,000/month.

At a Glance

Fiscal Year Ends March 31

$2,224,649 [40%]
Revenue

$84,634 [86%]
Net Profit

$882,565 [44%]
Short Term Debt

$91,067
Raised in 2018

$247,347
Cash on Hand
As of 07/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Curtiss formed to lead the growing premium all-electric motorcycle market.

We aim to lead the future of pure luxury sustainable motorcycling. We monopolize the top 5% of the market long-term. We begin in the US with the 201 horsepower Zeus. We plan to develop 14 additional unique Iconic architectures as new models over 24 months each as heavyweight 201 horsepower variants, middleweight 99 horsepower variants and 49 horsepower lightweight variants. Simultaneously, we plan to expand our distribution throughout the globe.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Curtiss Motorcycle Company, Inc. was incorporated in the State of Delaware in May 2005.

Since then, we have:

- Sold over 1,000 high-end production motorcycles to high-net-worth individuals around the world.

- All-Electric Zeus Concept Prototype named "Most Innovative Motorcycle" at the prestigious 2018 Quail Motorcycle Gathering

- 30 years experience pre-selling, designing, and building high-end luxury motorcycles.

- Direct-to-consumer sales and distribution model
- 125K+ Facebook Followers
- 33,100+ Instagram Followers
- Curtiss is built upon a foundation of simplicity with sustainability as our cornerstone. We are the first luxury motorcycle brand. We intend to dominate, long-term, this niche market which we are creating.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $2,224,649 compared to the year ended March 31, 2019, when the Company had revenues of $3,705,614. Our gross margin was 64.2% in fiscal year 2020, compared to 44.46% in 2019.
- *Assets.* As of March 31, 2020, the Company had total assets of $1,670,664, including $373,542 in cash. As of March 31, 2019, the Company had $1,056,636 in total assets, including $1,627 in cash.
- *Net Income.* The Company has had net income of $84,634 and net income of $585,908 for the fiscal years ended March 31, 2020 and March 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $1,265,196 for the fiscal year ended March 31, 2020 and $1,589,302 for the fiscal year ended March 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $937,500 in debt and $1,088,327 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Curtiss Motorcycle Company, Inc. cash in hand is $247,346.87, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $38,000/month, for an average burn rate of $38,000 per month. Our intent is to be profitable in 12 months.

We were shut down by government mandate and had extensive delays in parts arriving due to COVID 19.

We are expecting prepays on Curtiss Ones. The first three prototypes are due to be finalized in October. We have some final payments to pay under contracts once parts have sh

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
4%

Gross Margin:
64%

Return on Assets:
5%

Earnings per Share:
$0.00

Revenue per Employee:
$317,807

Cash to Assets:
22%

Revenue to Receivables:
6,839%

Debt Ratio:
76%

FY 2019 Financial Statements - Curtiss Motorcycle.pdf

FY 2019 Financial Statements.pdf

Curtiss Motorcycle Company Inc FSR 3-31-18 17.pdf

Risks

1. Harley-Davidson declared their intent to produce and market a battery electric model in 2019. This validates our effort and sets the stage for an all-electric all-American motorcycle showdown between two brands with deep roots in American motorcycle history. Other electric motorcycle brands including Zero, Lightning, Energica, Lito, and Sarolea represent category peers, but not direct competition.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. The nature of our online and retail business exposes us to a low degree of risk of liability. Of primary concerns are product and design flaws which may expose us to claims by customers or third parties for product liability, personal injury or property damage. We manage our exposure with general and product liability coverage obtained through independent insurance companies.

4. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

5 Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on luxury vehicles and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

6 An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials such as the billet aluminum. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

7 The Company has a open civil compliant pending before the Court. The Company's legal counsel believes it is likely that the Company will not be compelled to pay damages as the Company made no prepayment for any items and no commitment to purchase all of the items in the suit at once.

8

Current information about our company, including financial statements, is not publicly available.
On March 30, 2016, we effected a termination of the registration of our common stock under Section 12(g) of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspended our reporting obligations under
Section 15(d) of the Exchange Act, by filing a Form 15 with the Securities and Exchange Commission ("SEC") on
March 30, 2016. As a result, we are no longer subject to the reporting requirements of the Exchange Act and no longer
file annual, quarterly and current reports, and other information with the SEC. Since the filing of the Form 15, we
have also failed to post financial statements on the OTC Markets. Due to the termination and suspension of our
reporting obligations with the SEC and our failure to post financial statements on the OTC Markets, there is limited
public information about the current state of our company. Due to limited public information currently available about
our company, an investment in our company is accompanied with a high degree of risk due to lack of information.

9

Without the sale of all of the Shares, we may not have sufficient funds to meet our future cash flow
requirements.
We estimate that the net proceeds from the sale of the Shares will meet our Advertising and Research and Development
cash flow requirements as we transition to Curtiss Electric Motorcycles. Curtiss is able to meet its cash flow needs
from operations, although without further funds from this offering or otherwise, we may not be able to implement our
Curtiss growth plans. These estimates are based upon management's assumptions of the cash flow requirements of
the company and projected future obligations. If any of these assumptions is inaccurate or if we are for any reason 11
unable to meet our sales projections, we may require additional funding beyond the funds generated from the sale of
the Shares. In order to satisfy these cash flow needs we may be required to seek additional outside funding in the
form of equity or debt offerings. Unless we are able to secure additional funding before the current funds are
exhausted, we will not be able to complete our business plan as currently anticipated. In part, we may be required to
reduce current operations or lay off workers to preserve capital resources, which would have a negative impact on our
business. It is also possible that the terms for additional funding may be less favorable to the company than the terms
of this offering and could result in further dilution to the investors herein.

10

We are a development-stage company with a history of losses and we may never achieve or sustain profitability.
As of June 30, 2018, shareholders' equity was $136,284 and working capital was $23,736. Our ability to generate
profits in the future will depend on a number of factors, including our ability to:
• effectively manufacture, market, and distribute our motorcycles in commercial quantities;
• obtain market acceptance of our motorcycles;
• expand our capabilities in terms of personnel, equipment, and internal systems to manage our growth
effectively;
• compete within our targeted market; and
• maintain control over substantial costs relating to the commercialization, production, and marketing of our
motorcycle products, including ongoing design and development costs relating to new products and
improvements or alterations to existing products.
Many of these factors will depend on circumstances beyond our control. We were profitable in fiscal year 2016-2017
and 2017-2018; however, we had never been profitable prior to the 2016-2017 fiscal year and we may not achieve
future profitability in the foreseeable future, if at all. We can give you no assurance that we will generate future
revenues, or that any revenues we do generate will be sufficient for us to continue operations or sustain profitability.

11

Since 2009, we have been a growth-oriented luxury brand motorcycle company with little operating history
compared with larger motorcycle companies.
Since the commencement of our growth strategy in the design, manufacture and sale of our motorcycles in 2009, we
had been focused primarily on developing, producing, and marketing our premium big v-twin motorcycle models.
Our operating history within this segment was limited and, combined with global economic conditions, we have not
realized significant revenues from our petrol product sales. We changed to battery-powered electric motorcycles in
January 2018 after seven years of development. As the only luxury brand battery-powered electric motorcycle, we
hope to become a leader in the category; however, you should evaluate the likelihood of our anticipated financial and
operational success in light of the uncertainties and complexities inherent in a development-stage venture, many of
which are beyond our control, including:
• our ability to successfully launch the Curtiss brand;
• our ability to distribute, sell and market our final Curtiss products;
• our ability to distribute, sell and market our first and final Curtiss petrol products;
• our ability to distribute, sell and market our new Curtiss electric products;
• our ability to develop new products;
• the performance of our motorcycle products;
• the significant and ongoing funds needed to achieve our production, marketing, and sales objectives;
• the appeal of our products to dealers and... more

12

We depend upon a limited number of outside suppliers for our key motorcycle components and the loss or
interruption of services of one or more of our suppliers could materially delay or stop our motorcycle
production and substantially impair our ability to generate revenues.
Our heavy reliance on outside suppliers for our components involves risks including limited control over the price,
timely delivery and quality of parts. While we believe there are other producers that could satisfy our production needs 12
if any current supplier is unable to supply us with parts in a timely manner and to our specifications, we have other
manufacturers which are a more costly secondary source. Although we have manufactured a limited number of
motorcycles, we have not commenced commercial scale manufacturing as Confederate and Curtiss is only partnering
with vendors and suppliers that will be able to timely supply us with our commercial production needs or have the
ability to deliver a finished product. We cannot assure you that any of our vendors and suppliers will be able to meet
our future commercial production demands as to volume, quality or timeliness.
An inability to obtain timely delivery of key components of acceptable quality or any significant increases in the prices
of components could result in material production delays and reductions in motorcycle shipments. Production delays,
increased costs of components or reduction in shipments of our product will seriously impair our ability to generate
revenue.

13

Protecting our proprietary technology and other intellectual property may be costly and ineffective, and if we
are unable to protect our intellectual property, we may not be able to compete effectively in our market.
We hold several federal trade names used in our business, including “Hellcat,” “Confederate,” “Fighter,” “Bohemian,”
“D'Orleans,” “El Bandito,” “Rake,” “Renovatio”, “Curtiss,” “Copperhead,” “Hellrider,” “Starfire,” “Warhawk,”
“Zeus,” “Hera,” “Medusa,” and “Art of Rebellion.” We hold a patent (U.S. Patent No. 5,857,538 issued on January
12, 1999) for the frame rigidity of our motorcycles. We have no foreign patents which puts us at risk of competition
outside of the U.S. We also have website URLs for “Confederate.com”, “CurtissMotors.com”, "RideCurtiss.com"
and “Workandcycle.com.” Our business success will depend materially on our ability to protect the intellectual
property mentioned above, to preserve our trade secrets, and to avoid infringing the proprietary rights of third parties.
In general, our proprietary rights will be protected only to the extent that protection is available and to the extent we
have the financial and other resources to enforce any rights we hold. Costly litigation might be necessary to protect
our intellectual property or to determine the scope and validity of third-party proprietary rights. If an adverse outcome
in litigation finds that we have infringed on proprietary rights of others, we may be required to pay substantial damages
and may have... more

14

The loss of the services of current management would have a material negative impact on our operations.
We currently depend and will continue to depend on our current management which includes our President and CEO,
H. Matthew Chambers, for the foreseeable future. The loss of Mr. Chamber’s services could have a material adverse
on our operations and prospects. We have an employment agreement with Mr. Chambers running until February of
2024, which would prevent him from leaving and competing with the company. Despite our contractual arrangements
with Mr. Chambers, if he were to become ill and unable to work it would substantially affect the company. We have
not obtained “key man” insurance coverage on Mr. Chambers.

15

Our business model of selling our motorcycles at premium prices may not be successful, which could result in
the failure of our business.
The premium battery electric street motorcycle industry is a niche market targeting high net worth individuals. The
suggested retail prices of our motorcycles will be considerably higher than retail prices of most models in the battery
electric market segment. This significant price difference could deter potential customers from purchasing our
products. Curtiss will introduce its Series One Curtiss battery electric motorcycles targeted towards high net worth
individuals. If our higher prices deter sales significantly, our initial business model would not succeed and our business
would likely fail.
Curtiss will only offer electric motorcycles that are targeted towards high income individuals. If the market for prestige
brand electric motorcycles is absent or minimal our business will likely fail

16

We target sales of our products to a narrow market segments of our industry and therefore, our business is
more vulnerable to changes in this market.
We anticipate generating our revenues for the foreseeable future primarily from sales of premium battery electric
motorcycles. The premium battery electric market constitutes one segment of the motorcycle industry. As a result of
our current focus on only one market segment of one industry, we are more vulnerable to changes in demand in the
premium battery electric market than we would be if our business was more diversified.

17

We have a number of competitors, most of which have greater financial resources than us.
A few of our competitors are more diversified than we, and they may compete in all segments of the motorcycle
market, other power sports markets and/or the automotive market. Also, our manufacturer's suggested retail price for
our motorcycles is generally higher than our competitors, and if price becomes a more important competitive factor
for consumers in the markets in which we compete, we may be at a competitive disadvantage. Our responses to these
competitive pressures, or our failure to adequately address and respond to these competitive pressures, may have a
material adverse effect on our business and results of operations

18

We will face intense competition from existing motorcycle manufacturers that are already well established,
have greater customer loyalty, manufacturing, and marketing resources than us.
In the electric motorcycle market, Curtiss will compete with any number of other electric motorcycle companies. Our
competition may include: Zero Motorcycles; Cezeta, Victory Motorcycles, Monday Motorbikes, Mahindra, Lightning
Motorcycle, Energica Motor Company, Johammer, Evoke Motorcycles, Quantya, Electric Motorsport, Hollywood
Electrics, Yo, Lito, Romai, Gogoro, Rondine Motor and Alta Motors. Harley Davidson plans their first all electric
motorcycle to be brought to market in 2021.

19

Our operations are dependent upon attracting and retaining skilled employees, including skilled labor,
executive officers and other senior leaders.
Our future success depends on our ability to continue to identify, hire, develop, motivate, retain, and promote skilled
personnel for all areas of our organization. Our current and future total compensation arrangements, which include
benefits and incentive awards, may not be successful in attracting new employees and retaining and motivating our
existing employees. In addition, we must cultivate and sustain a work environment where employees are engaged and
energized in their jobs to maximize their performance. If we do not succeed in attracting new personnel, retaining
existing personnel, implementing effective succession plans and motivating and engaging personnel, including
executive officers, we may be unable to develop and distribute products and services and effectively execute our plans
and strategies.

20

We manufacture products that create exposure to product liability claims and litigation.
To the extent plaintiffs are successful in showing that personal injury or property damage result from defects in the
design or manufacture of our products, we may be subject to claims for damages that are covered by insurance. The
costs associated with defending product liability claims, including frivolous lawsuits, and payment of damages could
be substantial. The reputation of Curtiss and Confederate may also be adversely affected by such claims, whether or
not successful.

21

We do not insure against all potential operating risks. We may incur losses and be subject to liability claims
as a result of our operations.
We currently do not maintain insurance to insure against all potential risks and liabilities associated with our business.
For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the
risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase
substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts
of coverage. As a result, even if we obtain insurance we may not be able to renew those insurance policies or procure
other desirable insurance on commercially reasonable terms, if at all. In addition, pollution and environmental risks 14
generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the
payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations
and cash flows.

22

We must detect issues with our motorcycles or manufacturing processes to avoid recall campaigns, increased
warranty costs or litigation, and delays in new model launches.
We must complete any recall campaigns within cost expectations. We must continually improve and adhere to product
development and manufacturing processes to ensure high quality products are shipped to dealers. If product designs
or manufacturing processes are defective, we could experience delays in new model launches, product recalls,
conventional warranty claims, and product liability or unconventional warranty claims, which may involve purported
class actions. While we use reasonable methods to estimate the cost of warranty, recall and product liability costs and
appropriately reflect those in the financial statements, there is a risk the actual costs could exceed estimates. Further,
shipping products with poor quality may also adversely affect our reputation.

23

We are and may in the future become subject to legal proceedings and commercial or contractual disputes.
We are currently involved in a legal action with a vendor representing a liability of approximately $60,000 at June 30,
2018, which we are in the process of settling. In addition, in March 2010, we identified additional payroll tax liabilities
related to individuals, including our CEO and CFO, paid incorrectly as independent contractors in prior periods. We
have accrued these payroll tax liabilities which at June 30, 2018, were approximately $21,000, and are making
scheduled payments to the IRS to resolve the liability. Further, we have a penalty of approximately $175,000 payable
to certain selling stockholders as a penalty for a delayed effectiveness of a reoffering prospectus. In addition, we may
be involved in business litigation in the future. The uncertainty associated with substantial unresolved claims and
lawsuits may harm our business, financial condition, reputation and brand. The defense of the lawsuits may result in
the expenditures of significant financial resources and the diversion of management's time and attention away from
business operations. In addition, although we are unable to determine the amount, if any, that it may be required to
pay in connection with the resolution of the lawsuits by settlement or otherwise, any such payment may have a material
adverse effect on our business and results of operations.

24

We may participate in joint ventures and/or strategic alliances to develop and operate our planned business.
These partnerships or the failure to establish them could have a material adverse effect on our ability to develop
and manage our business. In addition, such undertakings may not be successful.
Due to our need for financing, our strategy may include plans to participate in joint ventures and other strategic
alliances to develop and operate our motorcycle business. We may develop operations in part through joint ventures
and strategic alliances with other parties as well as with additional outside funding. Joint ventures and strategic
alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional
capital requirements. Additionally, we may not be able to identify and secure suitable alliance partners. Even if we
identify suitable partners, we may be unable to consummate alliances on terms commercially acceptable to us. If we
fail to identify appropriate partners, we may not be able to implement our strategies effectively or efficiently.

25

The global financial crisis may have an impact on our business and financial condition in ways that we currently
cannot predict.
Although we have recorded our first profits during fiscal year 2016-2017 and 2017-2018, we cannot predict when we
will become sustainably profitable. The uncertain costs of fuel and other consumables may negatively impact costs
of our operations. The prices of the metals and resources that are used to manufacture our products are affected by a
number of factors, and it is unknown how these factors will be impacted by a continuation of the financial crisis

26

We may experience significant returns or warranty claims, which would damage our brand, increase our costs,
and impair our ability to achieve profitability.
Currently, our motorcycles have not been widely available for purchase by the general public. As a result, we have no
meaningful data regarding the performance or maintenance requirements of our products or any basis on which we 15
can estimate warranty costs. We have products liability insurance in place should we be subject to significant warranty
service requirements or product recalls, potential customers may determine that our motorcycles are unreliable and
may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to
us as a result of the costs of repair or replacement of our product and the costs associated with researching and
developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product
recalls would increase our costs materially and reduce the value of our brand significantly.

27

The introduction of new models of motorcycles by our competitors could materially reduce the demand for our
products, which would impair our ability to generate revenues or achieve profitability.
Products offered by the motorcycle industry often change significantly and rapidly. Changes may arise because of
product design and performance advancements, safety and environmental concerns, or attempts to satisfy the changing
tastes of consumers. Our future success will depend on our ability to anticipate and respond to such changes. In our
industry, we will be expected to introduce new products or product improvements every year. If we cannot introduce
acceptable new models and products annually or if our new models and products do not compete effectively with the
new models and products of our competitors, our competitive position in our industry would be harmed. Even if some
of our new products or new models are successful, we cannot assure you that we will be able to repeat this success
with each new product or new model. If we cannot consistently generate acceptable new products or models, our
competitive position will be harmed.

28

The purchase of recreational motorcycles is discretionary for consumers, and market demand is influenced by
many factors beyond our control.
Our current lines of motorcycles are luxury consumer products that are discretionary purchases for consumers.
Accordingly, market demand in our industry depends on a number of economic factors affecting discretionary
consumer income, such as employment levels, interest rates, taxation rates, consumer confidence levels and general
business conditions. Adverse changes relating to one or more of these factors may restrict consumer spending and
harm our growth and profitability. In addition, our motorcycles will compete with many other power sports and other
recreational products for the discretionary spending of consumers. We cannot assure you that we will be able to
compete successfully against other recreational products to capture consumer discretionary expenditures.

29

Our business is subject to seasonality that may cause our quarterly operating results to fluctuate materially
and cause the market price of our common stock to decline.
Motorcycle sales in general are seasonal in nature since consumer demand is substantially lower during the colder
season in North America. We may endure periods of reduced revenues and cash flows during off-season months and
be required to lay off or terminate some of our employees from time to time. Building inventory during the off-season
period could harm our financial results if anticipated sales are not realized. Further, if a significant number of our
dealers are concentrated in locations with longer or more intense cold seasons, lack of consumer demand due to
seasonal factors may impact us more adversely, further reducing revenues or resulting in reduced revenues over a
longer period of time.

30

Compliance with environmental and safety regulations could increase our production costs, delay introduction
of our products and substantially impair our ability to generate revenues and achieve profitability.
We must comply with numerous federal and state regulations governing environmental and safety factors with respect
to motorcycles and their use. These various governmental regulations generally relate to air, water and noise pollution,
as well as motorcycle safety matters. If we were unable to obtain the necessary certifications or authorizations required
by government standards, or fail to maintain them, our business and future operations would be harmed seriously. Use
of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency ("EPA"),
and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of
the EPA or state agencies could subject us to administratively or judicially imposed sanctions such as civil penalties,
criminal prosecution, injunctions, product recalls or suspension of production.
16
Motorcycles are subject to considerable safety standards and requirements under the provisions of the National Traffic
and Motor Vehicle Safety Act and the rules promulgated under this Act by the National Highway Traffic Safety
Administration ("NHTSA"). We could suffer recalls of our motorcycles if they fail to satisfy applicable safety
standards administered by the NHTSA. Our business... more

31

Our ability to remain competitive is dependent upon our capability to develop and successfully introduce new,
innovative, and compliant products.
The motorcycle market continues to change in terms of styling preferences and advances in new technology and, at
the same time, be subject to increasing regulations related to safety and emissions. We must continue to distinguish
our products from our competitors' products with unique styling and new technologies. As we incorporate new and
different features and technology into our products, we must protect its intellectual property from imitators and ensure
our products do not infringe the intellectual property of other companies. In addition, these new products must comply
with applicable regulations worldwide and satisfy the potential demand for products that produce lower emissions and
achieve better fuel economy. We must make product advancements while maintaining the look, sound, and feel
associated with our products. We must also be able to design and manufacture these products and deliver them to the
marketplace in an efficient and timely manner. There can be no assurances that we will be successful in these
endeavors or that existing and prospective customers will like or want our new products.

32

Changes in general economic conditions, tightening of credit, political events or other factors may adversely
impact dealers' and distributors' retail sales.
The motorcycle industry is impacted by general economic conditions over which motorcycle manufacturers have little
control. These factors can weaken the retail environment and lead to weaker demand for discretionary purchases such
as motorcycles. Tightening of credit can limit the availability of funds from financial institutions and other lenders
and sources of capital which could adversely affect the ability of retail consumers to obtain loans for the purchase of
motorcycles from lenders. Should general economic conditions or motorcycle industry demand decline, our results of
operations and financial condition may be substantially adversely affected. The motorcycle industry can also be
affected by political conditions and other factors over which motorcycle manufacturers have little control.

33

If we market and sell our products in international markets, we will be subject to additional regulations relating
to export requirements, environmental and safety matters, and marketing of our products and distributorships,
and we will be subject to the effect of currency fluctuations, all of which could increase the cost of selling our
products and substantially impair our ability to achieve profitability in foreign markets.
As a part of our marketing strategy, we intend, in the future, to market and sell our products internationally. In addition
to regulation by the U.S. government, our products will be subject to environmental and safety regulations in each
country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary
from those of the U.S. The difference in regulations under U.S. law and the laws of foreign countries may be significant
and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices,
product design or marketing efforts. Any changes in our business or products required in response to the laws of
foreign countries will result in additional expense to us. Additionally, we may be required to obtain certifications or
approvals by foreign governments to market and sell our products in foreign countries. We would also be required to
obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to
obtain, import or export... more

34

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may
be tradable under federal securities law, state securities regulations may apply and each investor should consult
with his or her attorney.
You should be aware of the long-term nature of this investment. There is a limited public market for our common
stock. Because the shares have not been registered under the Securities Act or under the securities laws of any state
or non-U.S. jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to
Rule 501 of Regulation CF. it is not currently contemplated that registration under the Securities Act or other securities
laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be
able to obtain for them in a private sale. Investors should be aware of the long-term nature of their investment in the
Company. Each investor in the offering will be required to represent that it is purchasing the shares for its own account,
for investment purposes and not with a view to resale or distribution thereof.

35

Rule 144 is not currently available for resales of our securities.
Rule 144 under the Securities Act provides a safe harbor under which holders of restricted securities and affiliates of
an issuer may resell their securities into the public market. On March 30, 2016, we filed a Form 15 with the SEC and,
thus, became a non-reporting company. One of the requirements for Rule 144 for a non-reporting company is the
current public information requirement. A non-reporting company satisfies the current public information requirement
by making "publicly available" the information specified in Rule 15c2-11(a)(5)(i) to (xiv) and (xvi). We have not
complied with the current public information requirement and no assurance can be provided as to the date that our
securities will again become eligible for resale under Rule 144. Accordingly, Rule 144 is no longer available to permit
our shareholders to resell their securities.
The unavailability of the Rule 144 resale exemption for our securities may adversely affect our ability to raise
additional financing on a private placement basis and may adversely affect the ability of our private placees and
affiliates to resell their securities into the public market, all of which could have a material adverse effect on us and
our shareholders. Any investor in the Shares should be prepared to hold the Shares for an indefinite period of time.

36

As a former shell company, if we continue to fail to make publicly available "current Form 10" information,
our shareholders will be unable to use Rule 144 to remove restrictive legends from share certificates.
We are a former shell company and, as such, are subject to the requirements of Rule 144(i) of the Securities Act which
require the disclosure by us of "current Form 10" information in order for shareholders to take advantage of Rule 144
for the removal of restrictive legends from share certificates and to be subject to the reporting requirements of the
Exchange Act. We have filed a Form 15 and are no longer subject to the reporting requirements of the Exchange Act
and we have failed to file reports with the SEC. If we continue not be subject to the reporting requirements of the
Exchange Act and if we continue to fail to make publicly available "current Form 10" information, our shareholders
will not be able to take advantage of Rule 144 for the removal of restrictive legends from their share certificates which
would make their shares illiquid.

37

The Shares being sold in this offering will be classified as restricted securities and, unless the Shares are
registered with the SEC, this would limit their public resale.
The Shares will be restricted securities as that term is defined in Rule 144 promulgated by the SEC under the Securities
Act. The stock certificates representing the Shares will bear a restrictive legend and under federal and state securities
laws will be subject to certain requirements on transfer and resale, including a minimum holding period, possible
limitations upon the amount and manner of sales, public disclosure by us of certain information about the Company, 18
and certain notification requirements with the SEC. Because resales under Rule 144 are not currently available, the
Shares may not be eligible for resale until the Shares are included in an effective registration statement filed with the
SEC. We have not agreed to register the Shares for public resale.

38

The public trading market for our common stock is volatile and will likely result in higher spreads in stock
prices.
Our common stock is authorized for trading in the over-the-counter market and is quoted on the OTC Markets (OTC
Pink: CMOT). Nevertheless, only a limited trading marked for our stock with small daily volumes has developed.
The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during
certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan,
as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market
price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally
unregulated and higher than on stock exchanges, which means that the difference between the price at which shares
could be purchased by investors on the over-the-counter market compared to the price at which they could be
subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of
the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is
quoted by an insignificant number of market makers. We cannot ensure that our trading volume will be sufficient to
significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher
spreads could... more

39

If we fail to strictly comply with the requirements for an exemption from the registration requirements of the
Securities Act and any state or foreign securities laws, we and any recipient of the securities in this offering
may be subject to liability for the unlawful sale of unregistered securities.
It is our intention to offer and sell the Shares in this offering in accordance with an exemptions from registration
contained Regulation CF and in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, and
similar state exemptions or preemption from state registration requirements. The Shares in the Regulation CF portion
of this offering cannot exceed $1,070,000. Shares issued under Regulation D of this offering can only be sold to
"accredited investors" as defined in Regulation D. We are also subject to antifraud provisions of state and federal
securities laws in connection with the information furnished to each person purchasing the Shares. For sales of the
Shares we must also file a notice on Form D with the SEC and the state securities agencies. For non-U.S. investors,
all sales must comply with the laws of the foreign jurisdiction. The failure to comply strictly with the requirements
of these rules and laws, and the similar state exemption provisions, could make such exemptions unavailable and
would create liability for us, our officers and directors, and the recipients of the Shares for failure to register the
securities. In addition, we have sold securities... more

40

Our stock ownership is concentrated among a relatively small group of principal shareholders who have
substantial control over us, including our directors and executive officers, and could delay or prevent a change
in corporate control.
H. Matthew Chambers (our Chairman, President, CEO, and director) and Optimum Solution Pte. Ltd., together with
their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate,
approximately 64% of our common stock. As a result, these shareholders, acting together, would have the ability to
significantly influence or control the outcome of matters submitted to our shareholders for approval, including the 19
election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these
shareholders, acting together, would have the ability to significantly influence or control the management and affairs
of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:
• delaying, deferring or preventing a change in corporate control;
• impeding a merger, consolidation, takeover or other business combination involving us; or
• discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.
In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers has furnished an
irrevocable proxy to Optimum to vote his shares for the election of Optimum'...
more

41

The price of our securities may be volatile and a shareholder's investment could decline in value.
The price of our common stock may fluctuate significantly, making it difficult for an investor to resell our securities
at an attractive price. The market prices for securities of emerging companies have historically been highly volatile.
Future events concerning us or our competitors could cause such volatility, including:
• changes in consumer preferences,
• technological innovations or new commercial products by us or our competitors,
• actual or anticipated variations in our operating results,
• changes in government regulation and regulation of the securities markets,
• government investigation of us or our products,
• changes in government regulation of our products,
• developments concerning proprietary rights,
• increases in gasoline prices,
• investor perception of us and our industry,
• general economic and market conditions,
• national or global political events, or
• public confidence in the securities markets.
In addition, the stock market is subject to price and volume fluctuations that affect the market prices of our securities,
of companies in general, and small-capitalization companies, such as ours in particular. These fluctuations are often
unrelated to the operating performance of these companies. Additionally, any failure by us to meet or exceed estimates
of financial analysts is likely to cause a decline in the price of our securities. Securities class action litigation has

... more

42

We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future.
Any return on investment may be limited to the value of our common stock.
We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.
The payment of dividends on our common stock will depend on earnings, financial condition and other business and
economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, 20
our common stock may be less valuable because a return on your investment will only occur if our stock price
appreciates.

43

Our common stock is deemed "penny stock," which could make it more difficult for our investors to sell their
shares.
Our common stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny
stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other
national securities exchange and trades at less than $5.00 per share, other than companies that have had average
revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000
if the company has been operating for three or more years). These rules require, among other things, that brokers who
trade penny stock to persons other than "established customers" complete certain documentation, make suitability
inquiries of investors and provide investors with certain information concerning trading in the security, including a
risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade
penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing
to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant
period, it could have an adverse effect on the market, if any, for our securities. If our securities remain subject to the
penny stock rules, investors will find it more difficult to dispose of our securities.

44

Our Certificate of Incorporation allows for our board to create series of preferred stock without further
approval by our stockholders, which could adversely affect the rights of the holders of our common stock.
Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock.
Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result,
our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the
preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed
to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the
redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of
preferred stock that has greater voting power than our common stock or that is convertible into our common stock,
which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

45

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could allocate
the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common
stock. The failure of our management to apply these funds effectively could result in financial losses that could have
a material adverse effect on our business, cause the price of our common stock to decline and delay the development
of our motorcycles.

46

No one has guaranteed the sale of any of the Shares being offered by us which means that we may not be able
to sell all of the Shares being offering hereby.
The Shares are being offered exclusively by officers and directors of the Company. All sales will be on a best-efforts
basis, which means that no one has guaranteed the sale of any of the Shares. Also, we have not established a minimum
offering amount which means that we may close the offering before all of the Shares are sold. If we raise less than
the maximum proceeds, we will not be able to fully implement our current business plan as outlined in this
Memorandum and we will be required to seek additional financing from sources which may be less favorable to us
than through the sale of the Shares in this offering.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arun Pandy	Marketing and Advertising @ Rhiti Group	2014
Juan Mesa	Project Manager @ Monterey County	2016
James Hoegh	Physical Therapy @ Hoegh Physical Therapy and Consulting	2015
Matt Chambers	CEO @ Curtiss Motorcycle Company, Inc	2009
Pamela Miller	paralegal @ Bernard, Cassisa, Eliott & Davis	2015

Officers

OFFICER	TITLE	JOINED
Pamela Miller	Bookkeeper	1996
Matt Chambers	CEO President CEO	2009

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Matt Chambers	12,107,889 12,107,888 Common and 1 Preferred Stock	66.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
07/2019	$432,596	Priced Round
04/2020	$437,500	Loan
10/2018	$91,067	Priced Round
10/2016	$428,079	Priced Round
04/2016	$60,281	Priced Round
06/2015	$508,900	Priced Round
12/2017	$500,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA (Biz Capital BIDCO I, LLC)	12/21/2017	$500,000	$413,922	5.1%	12/21/2027	Yes
SBA	04/21/2020	$437,500	$437,500	3.75%	04/21/2050	Yes

Related Party Transactions

Pamela Miller, the life partner of Chairman and CEO Matthew Chambers, handles patent and trade name filings / renewals and administrative support for the Company. Though no formal contract between the Company and Pamela Miller has been established, her compensation was $48,000 and $46,200 for the years ended March 31, 2018 and 2017, respectively. Additionally, Pamela Miller is the guarantor for the majority of the loans and leases, vendor open accounts and corporate credit card.

Name	H Matthew Chambers
Amount Invested	$768,851
Transaction type	Priced Round
Issued	01/08/2018
Relationship	CEO

Mr. Chambers was issued shares in exchange for paid in capital and in lieu of a salary. He contribute capital beginning in 2013 and through January of 2018.

Use of Funds

$100,000 — $95,000 -- Production Prototype Models $5,000 -- Wefunder fees

$1,070,000 — $107,000 -- Working Capital $181,900 -- Production Prototype Models $727,600 -- Initial Series 1 Inventory $53,500 -- Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	25,000,000	1	Yes
Common Stock	200,000,000	46,503,922	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.